UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

KEY TECHNOLOGY, INC.

(Name of Subject Company)

KEY TECHNOLOGY, INC.

(Name of Person Filing)

Common Stock, No Par Value (Title Class of Securities)

493143101

(CUSIP Number of Class of Securities)

John J. Ehren

Chief Executive Officer

Key Technology, Inc.

150 Avery Street

Walla Walla, Washington 99362

(509) 529-2161

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Ronald L. Greenman

Thomas P. Palmer

Tonkon Torp LLP

1600 Pioneer Tower

888 SW Fifth Avenue

Portland, Oregon 97204

Telephone: (503) 221-1440

Telecopy: (503) 972-3706

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Key Technology, Inc., an Oregon corporation (“Key Technology”), with the Securities and Exchange Commission (the “SEC”) on February 8, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Cascade Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), for all of the outstanding shares of common stock, no par value (“Shares”), of Key Technology at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Duravant and Purchaser with the SEC on February 8, 2018.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2. Identity and Background of Filing Person

The information set forth in Item 2 of Schedule 14D-9 is hereby amended and supplemented by amending and replacing the third paragraph of the section captioned “Tender Offer” in its entirety with the following:

“The Offer and withdrawal rights, which were previously scheduled to expire at one minute after 11:59 p.m. Eastern Time, on Thursday, March 8, 2018, have been extended in accordance with the Merger Agreement until 5:00 p.m. Eastern Time, on Monday, March 19, 2018 (the “Expiration Time,” unless Purchaser will have extended the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), unless the Offer is further extended or earlier terminated in accordance with the Merger Agreement.

On March 9, 2018, Duravant issued a press release announcing the extension of the Offer. A copy of the press release is filed as Exhibit (a)(5)(H) to this Schedule 14D-9 and is incorporated by reference herein.”

Item 8. Additional Information

The information set forth in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section immediately prior to the section captioned “Forward-Looking Statements”:

“Extension of the Offer

On March 9, 2018, Duravant announced an extension of the expiration of the Offer to 5:00 p.m. Eastern Time, on Monday, March 19, 2018, unless the Offer is further extended or earlier terminated in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire at one minute after 11:59 p.m. Eastern Time, on Thursday, March 8, 2018, was extended to allow additional time for satisfaction of the Marketing Period Condition.

The Depositary has advised Duravant and Purchaser that, as of one minute after 11:59 p.m. Eastern Time, on Thursday, March 8, 2018, approximately 5,354,086 Shares had been validly tendered in the Offer, and not validly withdrawn, representing approximately 82.8% of the Shares outstanding. In addition, 43,733 Shares subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to the Depositary have been delivered, representing approximately 0.7% of the Shares outstanding.

The full text of the press release issued by Duravant announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(H) and is incorporated by reference herein.”

Item 9. Exhibits

The information set forth in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description

(a)(5)(H)	Press Release issued by Duravant LLC, dated March 9, 2018 (incorporated by reference to Exhibit (a)(1)(O) to Amendment No. 4 to the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2018	KEY TECHNOLOGY, INC.

	By:	/s/ John J. Ehren
	Name	John J. Ehren
	Title:	President and Chief Executive Officer